Exhibit 21.1

SUBSIDIARIES OF CANOPY GROWTH CORPORATION

As of March 31, 2024

Entity Name	Jurisdiction of Incorporation or Organization
10663824 Canada Inc.	Canada
11065220 Canada Inc.	Canada
Apollo Applied Research Inc.	Canada
Batavia Bio Processing Limited	Illinois
BioSteel Sports Nutrition Inc.	Canada
Biosteel Sports Nutrition USA LLC	Delaware
Canindica Capital Ltd.	Bahamas
Canopy Growth Australia PTY Ltd.	Australia
Canopy Growth Corporation Insurance Limited	Bermuda
Canopy Growth Corporation Mexico, S.R.L. de C.V.	Mexico
Canopy Growth Germany GmbH	Germany
Canopy Growth Holdings B.V.	Netherlands
Canopy Growth LATAM Holdings Corporation	Canada
Canopy Growth Polska Sp. Z. o. o.	Poland
Canopy Growth USA, LLC	Delaware
EB Transaction Corp.	Delaware
EB Transaction Sub I LLC	Delaware
Storz & Bickel America, Inc.	California
Storz & Bickel GmbH	Germany
The Supreme Cannabis Company, Inc.	Canada
Tweed Inc.	Ontario
Tweed Leasing Corp.	Canada